United States securities and exchange commission logo





                            April 5, 2023

       Rob Maynes, Esq.
       Senior Director, Securities & Transactional Counsel
       Illumina, Inc.
       5200 Illumina Way
       San Diego, California 92122

                                                        Re: ILLUMINA, INC.
                                                            Preliminary Proxy
Statement on Schedule 14A filed March 30, 2023
                                                            File No. 001-35406

       Dear Rob Maynes:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 30, 2023

       General

   1. We note disclosure throughout the proxy statement that "[i]f you are a beneficial holder and you vote 'FOR' more
than nine (9) nominees on your WHITE voting instruction form, your votes on the
election of directors may be voted 'FOR' all of the Company
                                                        recommended nominees
and 'WITHHOLD' on the Icahn Group nominees, depending on
                                                        the bank or broker
through which you hold your shares." Please supplement the
                                                        disclosure to describe
the scenarios pursuant to which votes may or may not be be voted
                                                        "FOR" all of the
Company recommended nominees and why the specific bank or broker would affect that
outcome.
   2. Refer to the disclosure in the preceding comment and the following disclosure located on
                                                        pages 39 and 94:    If
you are a registered holder and you vote 'FOR' more than nine
                                                        (9) nominees on your
WHITE proxy card, your shares will be voted 'FOR' all of the
                                                        Company recommended
nominees and 'WITHHOLD' on the Icahn Group nominees.
                                                        Similar disclosure is
found on the proxy card. Please provide a detailed legal analysis
 Rob Maynes, Esq.
Illumina, Inc.
April 5, 2023
Page 2
       supporting the validity of this approach both under the federal proxy rules, in particular
       Rule 14a-4(e), and under applicable state law. Alternatively, please revise the disclosure to provide that an overvote will result in the votes on this proposal being invalid and not counted.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Perry Hindin at 202-551-3444 or Christina Chalk at 202-
551-3263.



                                                             Sincerely,
FirstName LastNameRob Maynes, Esq.
                                                             Division of
Corporation Finance
Comapany NameIllumina, Inc.
                                                             Office of Mergers
& Acquisitions
April 5, 2023 Page 2
cc:       Daniel Cerqueira, Esq.
FirstName LastName